PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(3)
(To Prospectus Supplement dated                      Registration No. 333-196243
    October 21, 2014)


                               CEL-SCI CORPORATION
                                Series S Warrants



     On January 12, 2018 the exercise price of the Company's outstanding Series S warrants (CUSIP number 150837177), that are publicly traded under the symbol "CVM WS" on the NYSE American, was changed to $3.00 per share for a three month period which will end on April 12, 2018. After this date, the exercise price will revert back to $31.25 per share of common stock. As a result of the reverse stock split which became effective on the NYSE American on June 15, 2017, 25 Series S warrants are required to purchase one share of common stock. The Series S warrants expire on October 11, 2018.





























                  Prospectus Supplement dated January 16, 2018